CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of March, 2004                      Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b). 82-         .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Grupo Radio Centro, S.A. de C.V.
                                  (Registrant)

Date: March 3, 2004                  By: /s/ Pedro Beltran Nasr
                                         ------------------------------------
                                         Name:  Pedro Beltran Nasr
                                         Title: Chief Financial Officer

[LOGO] Grupo
       Radio
      Centro

Press Release

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

      [LOGO] RC
           Listed                                    [LOGO]
            NYSE                                   COTIZA EN
The New York Stock Exchange               BOL SA MEXICANA DE VAL ORES

                                                           For Immediate Release

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       GRUPO RADIO CENTRO WILL PRODUCE MONITOR NEWS PROGRAM MONITOR ITSELF
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Mexico City, March 3, 2004 - Grupo Radio Centro,  S.A. de C.V. (BMV:  RCENTRO-A,
NYSE: RC) ("Grupo Radio Centro" or "the Company"), Mexico's leading radio broadcasting company, announced today that has already discontinued its use of the Infored-produced news program anchored by Mr. Gutierrez Vivo and produce the Monitor program itself. Although the Company cannot predict the effect of the
replacement  of  Mr.  Gutierrez  Vivo  on  the  program's   audience  share  and
advertising revenue, it believes that any resulting reduction in advertising revenue will be more than offset by a reduction in programming costs.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

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Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
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